Exhibit 99.1

Yandex Announces Third Quarter 2018 Financial Results

MOSCOW and AMSTERDAM, the Netherlands, October 29, 2018 -- Yandex (NASDAQ: YNDX), one of Europe's largest internet companies and the leading search provider in Russia, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Q3 2018 Financial Highlights(1)(2)(3)

Q3 2018 consolidated financial results

•	Revenues of RUB 32.6 billion ($496.6 million), up 39% compared with Q3 2017
•	Net income of RUB 4.8 billion ($72.7 million), up 459% compared with Q3 2017; net income margin of 14.6%
•	Adjusted net income of RUB 6.1 billion ($93.0 million), up 157% compared with Q3 2017; adjusted net income margin of 18.7%
•	Adjusted EBITDA of RUB 10.7 billion ($163.5 million), up 88% compared with Q3 2017; adjusted EBITDA margin of 32.9%

Q3 2018 financial results excluding Yandex.Market in 2017 and 2018

•	Revenues excluding Yandex.Market of RUB 32.6 billion ($496.6 million), up 44% compared with Q3 2017
•	Net income excluding Yandex.Market of RUB 4.7 billion ($71.0 million), up 549% compared with Q3 2017
•	Adjusted net income excluding Yandex.Market of RUB 6.0 billion ($91.3 million), up 167% compared with Q3 2017; adjusted net income margin excluding Yandex.Market of 18.4%
•	Adjusted EBITDA excluding Yandex.Market of RUB 10.7 billion ($163.5 million), up 96% compared with Q3 2017; adjusted EBITDA margin excluding Yandex.Market of 32.9%

•	Cash, cash equivalents and short-term deposits as of September 30, 2018:
o	RUB 93.5 billion ($1,425.0 million) on a consolidated basis
o	Of which RUB 26.3 billion ($401.7 million) related to Taxi segment
o	RUB 32.2 billion ($490.3 million) related to Yandex.Market and is not included in Yandex N.V. consolidated balance sheet

Q3 2018 Operational and Corporate Highlights

•	Share of Russian search market, including mobile, averaged 55.9% in Q3 2018, up from 54.9% in Q3 2017 and down slightly from 56.2% in Q2 2018, according to Yandex.Radar
•	Search share on Android in Russia was 49.1% in Q3 2018, up from 47.8% in Q2 2018 and 41.2% in Q3 2017 according to Yandex.Radar.

•	Search queries in Russia grew 12% compared with Q3 2017
•	Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 13% compared with Q3 2017. Excluding Yandex.Market, paid clicks grew 22% compared to Q3 2017
•	Average cost per click grew 5% compared with Q3 2017. Excluding Yandex.Market, average cost per click increased 2% compared to Q3 2017
•	Number of rides in the Taxi segment (including Uber rides) grew 131% year-on-year compared with Q3 2017; this includes a full quarter of Uber rides in Q3 2018
•	Yandex launched Yandex.Cloud, a public cloud platform
•	Yandex repurchased 4.5 million Class A shares from public shareholders in Q3 2018, as part of the share repurchase program announced in Q2 2018

Q3 2018 Subsequent Events

•	Yandex increased its ownership share in discount aggregator and cashback service Edadeal from 10% to 100%
•	Yandex acquired a majority stake in Food Party, one of Russia's largest meal kit subscription service providers

“It is hard to overstate the progress that Yandex has made over the past few years. The last time we grew at this rate was in 2012 when we were a quarter of the size we are today.  All this became possible due to successful new product launches across all of our business units, our strong ecosystem, and our ability to attract and retain the best talent,” said Arkady Volozh, Chief Executive Officer of Yandex. “In Q3 our ride sharing business gained considerable momentum and reached profitability in its core market - Russia. We are committed to investing in the Taxi segment, including food tech, self-driving cars and new ride-sharing markets.”

“We delivered 39% year-on-year revenue growth in Q3 with strong contributions from Taxi, Classifieds and Experiments. Our revenues excluding Yandex.Market from Q3 2017 grew 44% year-on-year,” said Greg Abovsky, Chief Operating Officer and Chief Financial Officer of Yandex.  “Yandex.Drive became the leading car-sharing service in Russia and we launched Yandex.Cloud, our public cloud platform, providing companies with Yandex’s advanced technologies and infrastructure across domestic data centers.”

The following table provides a summary of our key consolidated financial results for the three and nine months ended September 30, 2017 and 2018, which includes Yandex.Market financial results through April 27, 2018:

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2017	2018	Change	2017	2018	Change
Revenues	23,438	32,570	39%	66,194	88,815	34%
Ex-TAC revenues[2]	19,033	27,277	43%	53,638	74,481	39%

Income from operations	1,847	5,883	219%	8,219	13,390	63%
Adjusted EBITDA[2]	5,695	10,725	88%	19,782	27,271	38%
Net income	853	4,768	459%	5,156	39,950	675%
Adjusted net income[2]	2,371	6,100	157%	10,110	15,189	50%

The table below provides a summary of our key financial results excluding Yandex.Market for the three and nine months ended September 30, 2017 and 2018:

In RUB millions, excluding Yandex.Market	Three months ended September 30,			Nine months ended September 30,
	2017	2018	Change	2017	2018	Change
Revenues ex. Yandex.Market	22,591	32,570	44%	63,276	87,588	38%
Ex-TAC revenues[2] ex. Yandex.Market	18,240	27,277	50%	50,899	73,288	44%
Income from operations ex. Yandex.Market	1,633	5,883	260%	7,076	13,709	94%
Adjusted EBITDA[2] ex. Yandex.Market	5,472	10,725	96%	18,554	27,534	48%
Net income ex. Yandex.Market	718	4,658	549%	4,281	11,954	179%
Adjusted net income[2] ex. Yandex.Market	2,240	5,990	167%	9,194	15,390	67%

(1)

Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 65.5906 to $1.00, the official exchange rate quoted as of September 30, 2018 by the Central Bank of the Russian Federation.

(2)

The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues; adjusted EBITDA; adjusted EBITDA margin; adjusted ex-TAC EBITDA margin; adjusted net income; adjusted net income margin and adjusted ex-TAC net income margin. Please see the section headed “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

(3)

On April 27, 2018, Yandex and Sberbank formed a joint venture based on the Yandex.Market platform. Since that date, each of Yandex and Sberbank hold an equal number of the outstanding shares in Yandex.Market, with up to 10% of outstanding shares allocated to management and an equity incentive pool. Accordingly, starting April 27, 2018, we deconsolidated Yandex.Market from Yandex’s consolidated financial results and, under the equity method of accounting, we record our share of Yandex.Market’s financial results within the other (loss)/income, net line in the consolidated statements of income. Financial results excluding Yandex.Market exclude the results of Yandex.Market, gain from deconsolidation and Yandex's share of Yandex.Market’s net income after the deconsolidation from the three and nine months periods ended September 30, 2017 and 2018

Consolidated revenues breakdown

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2017	2018	Change	2017	2018	Change
Online advertising revenues:
Yandex properties	16,330	19,965	22%	46,217	56,303	22%
Advertising network	5,551	5,952	7%	16,113	16,936	5%
Total online advertising revenues	21,881	25,917	18%	62,330	73,239	18%
Other	1,557	6,653	327%	3,864	15,576	303%
Total revenues	23,438	32,570	39%	66,194	88,815	34%

In RUB millions, excluding Yandex.Market	Three months ended September 30,			Nine months ended September 30,
	2017	2018	Change	2017	2018	Change
Online Advertising Revenues ex. Yandex.Market:
Yandex properties ex. Yandex.Market	15,307	19,965	30%	43,087	54,777	27%
Advertising network ex. Yandex.Market	5,566	5,952	7%	15,866	16,857	6%
Total online advertising revenues ex. Yandex.Market	20,873	25,917	24%	58,953	71,634	22%
Other ex. Yandex.Market	1,718	6,653	287%	4,323	15,954	269%
Total revenues ex. Yandex.Market	22,591	32,570	44%	63,276	87,588	38%

Online advertising revenues grew 18% in Q3 2018 compared with Q3 2017 and generated 80% of total revenues. Online advertising revenues include revenues derived from performance and brand advertising on Yandex properties and in our advertising network. Excluding revenues of Yandex.Market from Q3 of 2017, online advertising revenues grew 24% in Q3 2018 compared with Q3 2017.

Online advertising revenues from Yandex properties increased 22% in Q3 2018 compared with Q3 2017 and accounted for 61% of total revenues.  Excluding revenues of Yandex.Market from Q3 of 2017, online advertising revenues from Yandex properties increased 30% in Q3 2018 compared with Q3 2017.

Online advertising revenues from our advertising network increased 7% in Q3 2018 compared with Q3 2017 and accounted for 18% of total revenues.

Other revenues grew 327% in Q3 2018 compared with Q3 2017 and amounted to 20% of total revenues. The growth was mainly driven by increases in Yandex.Taxi revenues and  revenues from the newly launched Drive.

Segment revenues

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2017	2018	Change	2017	2018	Change
Revenues:
Search and Portal	21,159	26,675	26%	59,996	73,642	23%
E-commerce*	1,060	-	n/m	3,523	1,697	-52%
Taxi	1,150	5,109	344%	2,700	12,289	355%
Classifieds	548	988	80%	1,371	2,609	90%
Media Services	290	414	43%	785	1,230	57%
Experiments	92	706	n/m	223	1,302	n/m
Eliminations	(861)	(1,322)	54%	(2,404)	(3,954)	64%
Total revenues	23,438	32,570	39%	66,194	88,815	34%
Total revenues, excluding Yandex.Market*	22,591	32,570	44%	63,276	87,588	38%

*Our E-commerce segment revenues include revenues of Yandex.Market through April 27, 2018. Standalone revenues of Yandex.Market, on a like-for-like basis, are provided in the table below.

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2017	2018	Change	2017	2018	Change
Revenues:
Yandex.Market, like-for-like	1,060	1,813	71%	3,523	4,479	27%

In Q1 2018 we introduced the following changes to our segments structure:

•

Search and Portal segment (including Geolocation Services) offers a broad range of services in Russia, Belarus and Kazakhstan (and, for periods prior to the imposition of sanctions on Yandex by the government of Ukraine in May 2017, all our services offered in Ukraine), other than those described below. Since Q1 2018 our Search and Portal segment also includes Search and Portal in Turkey and Yandex Launcher, previously reported in Experiments and Yandex.Travel, previously reported in Classifieds.

•	E-commerce segment includes Yandex.Market for the period prior to April 27, 2018, the date of the completion of the Yandex.Market joint venture between Yandex and Sberbank;
•	Taxi segment includes our Taxi business (including Yandex.Taxi and Uber in Russia and neighboring countries) and Food Delivery business (including Yandex.EATs and UberEATs);
•	Classifieds segment includes Auto.ru, Yandex.Realty and Yandex.Jobs;
•	Media Services segment includes KinoPoisk, Yandex.Music, Yandex.Afisha and Yandex.TV program; Media Services were broken out from Experiments and now constitute a separate business unit;
•

Experiments segment includes Zen, Yandex.Cloud, Yandex.Health, Yandex.Drive and Yandex Data Factory. Yandex.Cloud and Yandex.Health initiatives previously were a part of our Search and Portal segment. Yandex.Drive is our car-sharing service, launched in February 2018.

•	Eliminations represent the elimination of transactions between the reportable segments, primarily related to advertising.
•	Prior periods were restated to conform to the current year presentation.

Consolidated Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A) and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories include personnel-related costs and expenses, relevant office space rental, and related share-based compensation expense. Increases across all cost categories reflect investments in overall growth. In Q3 2018 Yandex's headcount increased by 566 full-time employees. The total number of full-time employees was 8,854 as of September 30, 2018, up by 7% compared with June 30, 2018, and up 28% from September 30, 2017.

Cost of revenues, including traffic acquisition costs (TAC)

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2017	2018	Change	2017	2018	Change
TAC:
Related to the Yandex advertising network	3,296	3,772	14%	9,340	10,379	11%
Related to distribution partners	1,109	1,521	37%	3,216	3,955	23%
Total TAC	4,405	5,293	20%	12,556	14,334	14%
Total TAC as a % of total revenues	18.8%	16.3%		19.0%	16.1%
Other cost of revenues	1,640	3,777	130%	4,584	9,700	112%
Other cost of revenues as a % of revenues	7.0%	11.6%		6.9%	10.9%
Total cost of revenues	6,045	9,070	50%	17,140	24,034	40%

Total cost of revenues as a % of revenues	25.8%	27.8%	25.9%	27.1%

TAC grew 20% in Q3 2018 compared with Q3 2017 and represented 16.3% of total revenues, 250 basis points lower than in Q3 2017 and 40 basis points higher compared with Q2 2018 due to revenue mix effect.

Other cost of revenues in Q3 2018 increased 130% compared with Q3 2017, mainly due to an increase of costs related to Taxi, primarily driven by our B2B services and food delivery, as well as costs related to our car-sharing service Yandex.Drive.

Product development

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2017	2018	Change	2017	2018	Change
Product development	4,569	5,542	21%	13,560	16,715	23%
As a % of revenues	19.5%	17.0%		20.5%	18.7%

Product development expenses grew in line with revenues, driven by the growth of share-based compensation, new hires as well as salary increases in Q3 2018. Excluding Yandex.Market from Q3 2017, product development expenses grew 30% in Q3 2018 compared with Q3 2017.

Sales, general and administrative (SG&A)

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2017	2018	Change	2017	2018	Change
Sales, general and administrative	8,047	8,957	11%	19,059	25,742	35%
As a % of revenues	34.3%	27.5%		28.8%	29.0%

SG&A expenses grew 11% in Q3 2018 compared to Q3 2017. The deceleration of growth rates in Q3 2018 compared to Q2 2018 was mainly due to optimization of our costs related to Yandex.Taxi business, as well as a high base effect of our extensive advertising and marketing campaign related to Search in Q3 2017.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development, and SG&A categories discussed above.

In RUB millions	Three months ended September 30,	Nine months ended September 30,

	2017	2018	Change	2017	2018	Change
SBC expense included in cost of revenues	36	47	31%	142	126	-11%
SBC expense included in product development	548	1,139	108%	1,666	3,343	101%
SBC expense included in SG&A	292	530	82%	991	1,441	45%
Total SBC expense	876	1,716	96%	2,799	4,910	75%
As a % of revenues	3.7%	5.3%		4.2%	5.5%

Total SBC expense increased 96% in Q3 2018 compared with Q3 2017. The growth primarily related to new equity-based grants made in 2017-2018.

Depreciation and amortization (D&A) expense

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2017	2018	Change	2017	2018	Change
Depreciation and amortization	2,930	3,118	6%	8,216	8,934	9%
As a % of revenues	12.5%	9.6%		12.4%	10.1%

D&A expense increased 6% in Q3 2018 compared with Q3 2017. D&A expense primarily reflects our investments in servers and data center equipment connected with the launch of our new data center in Vladimir, Russia, in 2017, which was partly offset by expiration of useful lives of part of our equipment and intangible assets.

Income from operations

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2017	2018	Change	2017	2018	Change
Income from operations	1,847	5,883	219%	8,219	13,390	63%

Income from operations increased 219% in Q3 2018 compared with Q3 2017.

Adjusted EBITDA

Consolidated adjusted EBITDA

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2017	2018	Change	2017	2018	Change
Adjusted EBITDA	5,695	10,725	88%	19,782	27,271	38%

Adjusted EBITDA increased 88% in Q3 2018 compared with Q3 2017.

Adjusted EBITDA by segments

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2017	2018	Change	2017	2018	Change
Adjusted EBITDA:
Search and Portal	8,936	12,200	37%	25,894	34,068	32%
E-commerce*	223	-	n/m	1,228	(263)	n/m
Taxi	(3,168)	(711)	-78%	(6,379)	(4,305)	-33%
Classifieds	44	78	77%	27	(165)	n/m
Media Services	(104)	(238)	129%	(360)	(595)	65%
Experiments	(236)	(604)	156%	(628)	(1,469)	134%
Total adjusted EBITDA	5,695	10,725	88%	19,782	27,271	38%
Total adjusted EBITDA, excluding Yandex.Market	5,472	10,725	96%	18,554	27,534	48%

*Our E-commerce segment adjusted EBITDA includes adjusted EBITDA of Yandex.Market through April 27. Standalone adjusted EBITDA of Yandex.Market, on a like-for-like basis, is provided in the table below.

In RUB millions	Three months ended September 30,	Nine months ended September 30,

	2017	2018	Change	2017	2018	Change
Adjusted EBITDA:
Yandex.Market, like-for-like	223	(489)	-319%	1,228	(660)	-154%

Adjusted EBITDA excluding Yandex.Market increased 96% in Q3 2018 compared with Q3 2017.

Adjusted EBITDA of Taxi was negative RUB 711 million in Q3 2018. The positive Adjusted EBITDA of our ride-sharing business in Russia and CIS was partly offset by our investments in food delivery, autonomous vehicle and new markets. Adjusted EBITDA loss of Yandex.Taxi in Q3 2018 also includes the full quarter of Uber losses.

Interest income in Q3 2018 was RUB 928 million, up compared with RUB 732 million in Q3 2017.

Interest expense in Q3 2018 was RUB 260 million, up from RUB 226 million in Q3 2017.

Foreign exchange gain in Q3 2018 was RUB 648 million, compared with a foreign exchange loss of RUB 609 million in Q3 2017. This gain reflects the depreciation of the Russian ruble during Q3 2018 from RUB 62.7565 to $1.00 on June 30, 2018, to RUB 65.5906 to $1.00 on September 30, 2018. Yandex's Russian operating subsidiaries' functional currency is the Russian ruble, and therefore changes due to exchange rate fluctuations in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies are recognized as foreign exchange gains or losses within the Other income/(loss), net line in the condensed consolidated statements of income. Although the U.S. dollar value of Yandex's U.S. dollar-denominated assets and liabilities was not impacted by these currency fluctuations, they resulted in an upward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q3 2018.

Income tax expense for Q3 2018 was RUB 2,410 million, up from RUB 874 million in Q3 2017. Our effective tax rate of 33.6% in Q3 2018 was lower than in Q3 2017, primarily due to the effects of certain tax provisions recognized in Q3 2017. Adjusted for the similar tax effects, SBC expense and also for deferred tax asset valuation allowances provided on operations of our newly acquired Uber and Food Delivery businesses, our effective tax rate for Q3 2018 was 24.0%, compared with 26.2% for Q3 2017.

Net income was RUB 4.8 billion ($72.7 million) in Q3 2018, up 459% compared with Q3 2017. Excluding Yandex.Market, net income increased 549% in Q3 2018 compared to Q3 2017.

Adjusted net income in Q3 2018 was RUB 6.1 billion ($93.0 million), a 157% increase from Q3 2017. Excluding Yandex.Market, adjusted net income increased 167% in Q3 2018 compared to Q3 2017.

Adjusted net income margin was 18.7% in Q3 2018, compared with 10.1% in Q3 2017.

As of September 30, 2018, Yandex had cash, cash equivalents and short-term deposits of RUB 93.5 billion ($1,425.0 million), including cash, cash equivalents and short-term deposits of Yandex.Taxi in total amount of RUB 26.3 billion ($401.7 million). Cash and cash equivalents of the Yandex.Market joint venture, which are not included in Yandex N.V. consolidated balance sheet, amounted to RUB 32.2 billion ($490.3 million) as of September 30, 2018.

Net cash flow provided by operating activities for Q3 2018 was RUB 7.6 billion ($115.8 million) and capital expenditures were RUB 4.3 billion ($65.6 million).

During Q3 2018 there were no repurchases of convertible debt notes. -

Redeemable noncontrolling interests presented in our condensed consolidated balance sheets relate to the equity incentive arrangements we have made available to the senior employees of the Taxi, Classifieds and Media Services segments, pursuant to which such persons are eligible to acquire depositary receipts, or receive options to acquire depositary receipts, which entitle them to economic interests in the respective business unit subsidiaries.

The total number of shares issued and outstanding as of September 30, 2018 was 324,397,865 including 286,519,206 Class A shares, 37,878,658 Class B shares, and one Priority share and excluding 5,918,449 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares. All such Class C shares were cancelled.

There were also employee share options outstanding to purchase up to an additional 3.6 million shares, at a weighted average exercise price of $34.24 per share, 0.6 million of which were fully vested; equity-settled share appreciation rights (SARs) for 0.2 million shares, at a weighted average measurement price of $32.25, all of which, excluding SARs for approximately 1,000 shares, were fully vested; and restricted share units (RSUs) covering 13.1 million shares, of which RSUs to acquire 4.8 million shares were fully vested. Equity awards in respect of business unit subsidiaries are described under Redeemable noncontrolling interests above.

Financial outlook

Based on our recent performance and taking into account the deconsolidation of Yandex.Market from our consolidated financial results, we would like to update the revenue outlook for the full year 2018, which excludes Yandex.Market from prior periods. We currently expect our ruble-based revenues excluding Yandex.Market from 2017 and 2018 results to grow in the range of 35% to 38% for the full year 2018 compared with 2017.

Based on the recent performance of Search and Portal, we now expect our Search and Portal ruble-based revenue growth to be in the range of 21% to 23% in the full year 2018 compared with 2017.

This outlook reflects our current view, based on the trends that we see at this time, and may change in light of market and economic developments in the business sectors and jurisdictions in which we operate.

Conference Call Information

Yandex’s management will hold an earnings conference call on October 29, 2018 at 8:00 AM U.S. Eastern Time (3:00 PM Moscow time; 12:00 PM London time).

To access the conference call live, please dial:

US: +1 929 477 0402

UK/International: +44 (0) 330 336 9411

Russia: 8 10 800 2867 5011

Passcode: 5309170

A replay of the call will be available until November 5, 2018. To access the replay, please dial:

US: +1 719 457 0820

UK/International: +44 (0) 207 660 0134

Russia: 8 10 800 2702 1012

Passcode: 5309170

A live and archived webcast of this conference call will be available at

https://edge.media-server.com/m6/p/ddcuerow

ABOUT YANDEX

Yandex (NASDAQ:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 27 offices worldwide, has been listed on the NASDAQ since 2011.

More information on Yandex can be found at https://yandex.com/company.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for full year 2018. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy, competitive pressures, changes in advertising patterns, changes in user preferences, changes in the political, legal and/or regulatory environment, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2017, which is on file with the U.S. Securities and Exchange Commission (SEC) and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of October 29, 2018, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our condensed consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•	Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC)
•

Adjusted EBITDA means U.S. GAAP net income plus (1) depreciation and amortization, (2) SBC expense, (3) accrual of expense related to the contingent compensation that may be payable to employees in connection with certain business combinations, (4) interest expense, (5) other loss/(income), net,  (6) provision for income taxes, and (7) operating losses resulting from sanctions in Ukraine imposed in May 2017, less interest income

•	Adjusted EBITDA margin means adjusted EBITDA divided by U.S. GAAP revenues

•	Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenues
•

Adjusted net income means U.S. GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation that may be payable to certain employees in connection with certain business combinations, (3) foreign exchange losses/(gains) adjusted for (reduction)/increase in income tax attributable to foreign exchange losses/(gains), (4) losses from repurchases of our convertible notes adjusted for the related reduction in income tax,  (5) amortization of debt discount related to our convertible debt adjusted for the related reduction in income tax and (6) losses resulting from sanctions in Ukraine imposed in May 2017, less   effect of deconsolidation of Yandex.Market

•	Adjusted net income margin means adjusted net income divided by U.S. GAAP revenues
•	Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales commissions but, unlike sales commissions, are not deducted from U.S. GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under U.S. GAAP to accrue as expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains and losses

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible notes issued in Q4 2013 and Q1 2014. We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

Gains and losses from repurchases of convertible debt

Adjusted net income for the nine months ended September 30, 2017 also excludes a loss from the repurchase of $12.0 million in principal of our 1.125% convertible senior notes due 2018 for approximately $11.6 million that we recorded in the first half of 2017. We have eliminated this loss from adjusted net income for the nine months ended September 30, 2017 as it is not indicative of our ongoing operating performance.

Losses resulting from sanctions in Ukraine

We also adjusted our net income and EBITDA in 2017 for losses and gains from write-off of assets and liabilities in our Ukrainian legal entities. In May 2017, the government of Ukraine imposed sanctions on our Ukrainian operations. The sanctions resulted in the freezing of the assets held by our Ukrainian legal entities and restricting our services in Ukraine. We believe that it is useful to present adjusted net income and adjusted EBITDA measures excluding the one-off impact of these events, which are not related to our operating activities.

Effect of deconsolidation of Yandex.Market

Adjusted net income also excludes a gain from deconsolidation of Yandex.Market following the formation of Yandex.Market joint venture by Yandex and Sberbank in April 2018. We believe that it is useful to present adjusted net income and related margin measures excluding the effect of this significant item and to present certain other financial metrics described above in order to provide a clearer picture of our underlying operating performance and to provide meaningful period-to-period comparisons.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use to the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	As of
	December 31,	September 30,	September 30,
	2017*	2018	2018
	RUB	RUB	$
ASSETS
Current assets:
Cash and cash equivalents	42,662	49,388	753.0
Term deposits	23,040	44,077	672.0
Accounts receivable, net	9,746	12,123	184.8
Prepaid expenses	1,269	2,158	32.9
Other current assets	4,039	6,252	95.3
Total current assets	80,756	113,998	1,738.0

Property and equipment, net	21,171	29,339	447.3
Intangible assets, net	5,023	11,191	170.6
Goodwill	9,328	52,667	803.0
Long-term prepaid expenses	1,788	1,627	24.8
Term deposits, non-current	5,005	-	-
Investments in non-marketable equity securities	2,001	36,910	562.7
Deferred tax assets	2,171	2,700	41.2
Other non-current assets	3,301	4,357	66.4
TOTAL ASSETS	130,544	252,789	3,854.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	11,111	16,528	252.1
Taxes payable	4,213	3,774	57.5
Deferred revenue	2,464	2,187	33.3
Convertible debt	17,834	20,904	318.7
Total current liabilities	35,622	43,393	661.6
Deferred tax liabilities	959	1,688	25.7
Other accrued liabilities	1,316	489	7.5
Total liabilities	37,897	45,570	694.8

Commitments and contingencies
Redeemable noncontrolling interests	9,821	7,322	111.6
Shareholders’ equity:
Priority share: €1.00 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: €0.01 par value; 1,000,000,001 shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 1,000,000,000, Class B: 46,997,887 and Class C: 46,997,887); shares issued (Class A: 289,364,467 and 292,437,655, Class B: 40,692,286 and 37,878,658, and Class C: 4,166,448 and nil, respectively); shares outstanding (Class A: 285,612,556 and 286,519,206, Class B: 40,692,286 and 37,878,658, and Class C: nil)	271	264	4.0
Treasury shares at cost (Class A: 3,751,911 and 5,918,449, respectively)	(3,814)	(10,923)	(166.5)
Additional paid-in capital	16,469	69,140	1,054.1
Accumulated other comprehensive income	1,864	7,753	118.3
Retained earnings	68,036	111,979	1,707.2
Total equity attributable to Yandex N.V.	82,826	178,213	2,717.1
Noncontrolling interests	-	21,684	330.5
Total shareholders’ equity	82,826	199,897	3,047.6
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	130,544	252,789	3,854.0

* Derived from audited consolidated financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended September 30,
	2017	2018	2018
	RUB	RUB	$

Revenues	23,438	32,570	496.6
Operating costs and expenses:
Cost of revenues(1)	6,045	9,070	138.3
Product development(1)	4,569	5,542	84.5
Sales, general and administrative(1)	8,047	8,957	136.6
Depreciation and amortization	2,930	3,118	47.5
Total operating costs and expenses	21,591	26,687	406.9
Income from operations	1,847	5,883	89.7
Interest income	732	928	14.1
Interest expense	(226)	(260)	(4.0)
Other (loss)/income, net	(626)	627	9.6
Net income before income taxes	1,727	7,178	109.4
Provision for income taxes	874	2,410	36.7
Net income	853	4,768	72.7
Net loss attributable to noncontrolling interests	47	334	5.1
Net income attributable to Yandex N.V.	900	5,102	77.8
Net income per Class A and Class B share:
Basic	2.77	15.60	0.24
Diluted	2.72	15.25	0.23
Weighted average number of Class A and Class B shares outstanding
Basic	325,341,670	326,960,171	326,960,171
Diluted	330,979,488	334,518,196	334,518,196

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:
(2)
(3)
(4)
(5)
(6)
(7)

Cost of revenues	36	47	0.7
Product development	548	1,139	17.4
Sales, general and administrative	292	530	8.1

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Nine months ended September 30,
	2017	2018	2018
	RUB	RUB	$

Revenues	66,194	88,815	1,354.1
Operating costs and expenses:
Cost of revenues(1)	17,140	24,034	366.4
Product development(1)	13,560	16,715	254.8
Sales, general and administrative(1)	19,059	25,742	392.5
Depreciation and amortization	8,216	8,934	136.2
Total operating costs and expenses	57,975	75,425	1,149.9
Income from operations	8,219	13,390	204.2
Interest income	2,129	2,453	37.4
Interest expense	(671)	(724)	(11.0)
Other (loss)/income, net	(1,492)	30,895	470.9
Net income before income taxes	8,185	46,014	701.5
Provision for income taxes	3,029	6,064	92.4
Net income	5,156	39,950	609.1
Net loss attributable to noncontrolling interests	94	1,578	24.0
Net income attributable to Yandex N.V.	5,250	41,528	633.1
Net income per Class A and Class B share:
Basic	16.19	126.84	1.93
Diluted	15,89	123.65	1.89
Weighted average number of Class A and Class B shares outstanding
Basic	324,321,917	327,396,376	327,396,376
Diluted	330,365,639	335,852,917	335,852,917

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	142	126	1.9
Product development	1,666	3,343	51.0
Sales, general and administrative	991	1,441	22.0

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended September 30,
	2017	2018	2018
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	853	4,768	72.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,427	2,511	38.2
Amortization of intangible assets	503	607	9.3
Amortization of debt discount and issuance costs	173	201	3.1
Share-based compensation expense	876	1,716	26.2
Deferred income taxes	(697)	36	0.5
Foreign exchange losses/(gains)	609	(648)	(9.9)
(Income)/loss from equity method investments	(78)	25	0.4
Other	-	(39)	(0.6)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(646)	(1,332)	(20.3)
Prepaid expenses and other assets	(428)	(1,843)	(28.1)
Accounts payable and accrued liabilities	(408)	1,654	25.2
Deferred revenue	82	(60)	(0.9)
Net cash provided by operating activities	3,266	7,596	115.8
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(2,097)	(4,305)	(65.6)
Proceeds from sale of property and equipment	10	60	0.9
Acquisitions of businesses, net of cash acquired	-	(83)	(1.3)
Investments in non-marketable equity securities	(10)	(16)	(0.2)
Proceeds from maturity of debt securities	1,185	-	-
Investments in term deposits	(11,600)	-	-
Maturities of term deposits	18,308	20,243	308.6
Loans granted, net of proceeds from repayments	(66)	(194)	(3.0)
Net cash provided by investing activities	5,730	15,705	239.4
CASH FLOWS PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Proceeds from exercise of share options	52	3	0.1
Repurchases of ordinary shares	-	(9,544)	(145.5)
Payment for contingent consideration	-	(759)	(11.6)
Other financing activities	16	(18)	(0.3)
Net cash provided by/(used in) financing activities	68	(10,318)	(157.3)
Effect of exchange rate changes on cash and cash balances	(103)	367	5.7
Net change in cash and cash balances	8,961	13,350	203.6
Cash and cash balances at beginning of period	15,200	36,116	550.6
Cash and cash balances at end of period	24,161	49,466	754.2

Reconciliation of cash and cash balances:
Cash and cash equivalents, beginning of period	14,606	35,930	547.8
Restricted cash, beginning of period	594	186	2.8
Cash and cash balances, beginning of period	15,200	36,116	550.6

Cash and cash equivalents, end of period	23,591	49,388	753.0
Restricted cash, end of period	570	78	1.2
Cash and cash balances, end of period	24,161	49,466	754.2

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Nine months ended September 30,
	2017	2018	2018
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	5,156	39,950	609.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	6,597	7,239	110.4
Amortization of intangible assets	1,619	1,695	25.8
Amortization of debt discount and issuance costs	511	558	8.5
Share-based compensation expense	2,799	4,910	74.9
Deferred income taxes	(929)	(1,205)	(18.4)
Foreign exchange losses/(gains)	1,541	(2,251)	(34.3)
Effect of deconsolidation of Yandex.Market	-	(28,244)	(430.6)
Losses from repurchases of convertible debt	6	-	-
Income from equity method investments	(210)	(279)	(4.3)
Other	170	(188)	(2.8)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(674)	(2,484)	(37.9)
Prepaid expenses and other assets	(1,427)	(4,772)	(72.8)
Accounts payable and accrued liabilities	928	4,802	73.2
Deferred revenue	94	(126)	(1.9)
Net cash provided by operating activities	16,181	19,605	298.9
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(9,826)	(14,466)	(220.5)
Proceeds from sale of property and equipment	30	224	3.4
Acquisitions of businesses, net of cash acquired	(364)	20,680	315.3
Investments in non-marketable equity securities	(113)	(155)	(2.4)
Proceeds from sale of equity securities	216	-	-
Proceeds from maturity of debt securities	2,887	-	-
Investments in term deposits	(70,082)	(55,592)	(847.6)
Maturities of term deposits	57,868	47,343	721.8
Deconsolidation of cash and cash equivalents of Yandex.Market	-	(2,181)	(33.3)
Loans granted, net of proceeds from repayments	(105)	(383)	(5.8)
Net cash used in investing activities	(19,489)	(4,530)	(69.1)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	310	107	1.6
Repurchases of convertible debt	(668)	-	-
Repurchases of ordinary shares	-	(9,765)	(148.9)
Payment for contingent consideration	(195)	(1,400)	(21.3)
Other financing activities	26	(81)	(1.2)
Net cash used in financing activities	(527)	(11,139)	(169.8)
Effect of exchange rate changes on cash and cash balances	(814)	2,299	35.1
Net change in cash and cash balances	(4,649)	6,235	95.1
Cash and cash balances at beginning of period	28,810	43,231	659.1
Cash and cash balances at end of period	24,161	49,466	754.2

Reconciliation of cash and cash balances:
Cash and cash equivalents, beginning of period	28,232	42,662	650.4
Restricted cash, beginning of period	578	569	8.7
Cash and cash balances, beginning of period	28,810	43,231	659.1

Cash and cash equivalents, end of period	23,591	49,388	753.0
Restricted cash, end of period	570	78	1.2
Cash and cash balances, end of period	24,161	49,466	754.2

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2017	2018	Change	2017	2018	Change
Total revenues	23,438	32,570	39%	66,194	88,815	34%
Less: traffic acquisition costs (TAC)	4,405	5,293	20%	12,556	14,334	14%
Ex-TAC revenues	19,033	27,277	43%	53,638	74,481	39%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2017	2018	Change	2017	2018	Change
Net income	853	4,768	n/m	5,156	39,950	n/m
Add: depreciation and amortization	2,930	3,118	6%	8,216	8,934	9%
Add: share-based compensation expense	876	1,716	96%	2,799	4,910	75%
Add: compensation expense related to contingent consideration	42	8	-81%	161	37	-77%
Less: interest income	(732)	(928)	27%	(2,129)	(2,453)	15%
Add: interest expense	226	260	15%	671	724	8%
Add: other loss/(income), net	626	(627)	n/m	1,492	(30,895)	n/m
Add: provision for income taxes	874	2,410	176%	3,029	6,064	100%
Add: operating losses resulting from sanctions in Ukraine	-	-	n/m	387	-	n/m
Adjusted EBITDA	5,695	10,725	88%	19,782	27,271	38%

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2017	2018	Change	2017	2018	Change
Net income	853	4,768	n/m	5,156	39,950	n/m
Add: SBC expense	876	1,716	96%	2,799	4,910	75%
Less: reduction in income tax attributable to SBC expense	(18)	(29)	61%	(46)	(76)	65%
Add: compensation expense related to contingent consideration	42	8	-81%	161	37	-77%
Add: foreign exchange losses/(gains)	609	(648)	n/m	1,541	(2,251)	n/m
Less: (reduction)/increase in income tax attributable to foreign exchange losses/(gains)	(121)	134	n/m	(282)	444	n/m
Less: effect of deconsolidation of Yandex.Market	-	-	n/m	-	(28,244)	n/m
Add: losses from repuchases of convertible debt	-	-	n/m	6	-	n/m
Less: reduction in income tax attributable to losses from repuchases of convertible debt	-	-	n/m	(1)	-	n/m
Add: amortization of debt discount	173	201	16%	511	558	9%
Less: reduction in income tax attributable to amortization of debt discount	(43)	(50)	16%	(128)	(139)	9%
Add: losses resulting from sanctions in Ukraine	-	-	n/m	393	-	n/m
Adjusted net income	2,371	6,100	157%	10,110	15,189	50%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex-TAC EBITDA Margin (4)
Three months ended September 30, 2018	4,768	14.6%	5,957	10,725	32.9%	39.3%
Nine months ended September 30, 2018	39,950	45.0%	(12,679)	27,271	30.7%	36.6%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to contingent compensation, interest income, interest expense,  other loss/(income), net and provision for income taxes. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.
(4)	Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Three months ended September 30, 2018	4,768	14.6%	1,332	6,100	18.7%	22.4%
Nine months ended September 30, 2018	39,950	45.0%	(24,761)	15,189	17.1%	20.4%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), expense related to contingent compensation, foreign exchange losses/(gains) as adjusted for the (reduction)/increase in income tax attributable to the losses/(gains), effect of deconsolidation of Yandex.Market, losses from repurchases of convertible debt (as adjusted for the related reduction in income tax) and amortization of debt discount (as adjusted for the related reduction in income tax). For a reconciliation of adjusted net income to net income, please see the table above.

(3)	Adjusted net income margin is defined as adjusted net income divided by total revenues.

(4)	Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Contacts:

Investor Relations

Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru